Exhibit 99.1

Envigado, August 23, 2023

ALMACENES ÉXITO S.A. REPORTS CHANGES IN ITS SHAREHOLDER STRUCTURE AND THE BEGINNING OF TRADING OF LEVEL II DEPOSITORY RECEIPTS IN BRAZIL AND THE UNITED STATES

Pursuant to the project announced on September 5, 2022 (the “Project”) on the capital reduction of GPA (the “Capital Reduction”) and as disclosed to the market in the relevant information published on August 10, September 5 and December 30, 2022, and January 9, February 15, April 4 and 17, and July 3, 2023, Almacenes Éxito S.A. (the “Company” or “Éxito”) hereby informs the completion of the transfer of the 1,080,556. 276 outstanding common shares of Éxito owned by Companhia Brasileira de Distribuição (“GPA”) (equivalent to 83.26% of Éxito’s outstanding common shares) to Éxito’s Brazilian Depositary Receipts Level II Program (“BDRs Level II”) | Itaú Unibanco S. A. - BDR Program to Éxito’s American Depositary Receipts Level II Program (“ADRs Level II”) | J.P. Morgan Chase Bank NA FOB Holders of DR (Éxito ADR Program), whose local custodian is BNP Paribas Securities Services Sociedad Fiduciaria. With the execution of these transfers, there have been changes in Éxito’s shareholding of more than 5% of its stake, therefore the new resulting shareholding structure is informed through the report of the 25 main shareholders:

	Shareholder	Number of shares	Shareholding percentage
1	ITAU UNIBANCO S.A - BDR PROGRAM	557,556,032	42.96%
2	JPMORGAN CHASE BANK NA FBO HOLDERS OF DR EXITO ADR	523,000,244	40.30%
3	COMPANHIA BRASILEIRA DE DISTRIBUICAO	107,265,638	8.26%
4	GPA2 EMPREENDIMENTOS E PARTICIPACOES LTD	64,857,915	5.00%
5	SUBFONDO JP MORGAN SECURITIES INC.	12,686,694	0.98%
6	FONDO BURSATIL ISHARES MSCI COLCAP	7,002,714	0.54%
7	FONDO DE PENSIONES OBLIGATORIAS PROTECCION MAYOR R	3,840,312	0.30%
8	PI-EXITO FONDO DE PENSIONES PROTECCION	3,284,436	0.25%
9	MORENO TORRES MANUEL GUSTAVO	2,692,095	0.21%
10	CREDICORP CAPITAL ACCIONES COLOMBIA	1,329,579	0.10%
11	HMG GLOBETROTTER	927,141	0.07%
12	URIDECA S.A.S.	853,816	0.07%
13	MORGAN STANLEY AND CO INTERNATIONAL PLC	658,754	0.05%
14	P. AHORRO ESPECIAL NO 8	512,904	0.04%
15	BORRERO ANGEL NICOLAS	435,474	0.03%
16	SKANDIA FONDO DE PENSIONES OBLIGATORIAS MODERADO	289,800	0.02%
17	UNIVERSIDAD DE MEDELLIN APT	283,813	0.02%
18	DISTRINTEC S.A.S.	274,614	0.02%
19	KONOSUKE S.A.S.	268,029	0.02%

	Shareholder	Number of shares	Shareholding percentage
20	MORENO MONTOYA CARLOS MARIO	185,707	0.01%
21	WIEDEMANN RIVERA JOHN WBEIMAN	185,700	0.01%
22	INVERSIONES SAN PETESBURGO S.A.S.	184,350	0.01%
23	CREDICORP CAPITAL BALANCEADO	161,070	0.01%
24	INVERSIONES ECCUR S.A.S.	152,903	0.01%
25	YOCOM S.A.S.	126,000	0.01%

In addition, as disclosed to the market on August 8, 2023, the trading of Éxito’s ADRs on the New York Stock Exchange under the ticker symbol “EXTO” and of Éxito’s BDRs on the B3 Stock Exchange under the ticker symbol “EXCO32” began today.

Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.